Cheese Caked

ATLANTA TRIBUNE
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Media Kit



ABOUT US

CheeseCaked specializes in turning your favorite desserts into amazing cheesecake flavors. We specialize in flavors such as Pecan Praline, Champagne, Salted Caramel, White Chocolate Raspberry Swirl, Vanilla Bean, Banana Pudding and many more.

It all started with grandma's sweet potato cheesecake and her secrets to successful baking. During those precious moments, Shawn Brown discovered her natural aritstic ability to revitalize a simple cheesecake recipe. Thus forming CheeseCaked; a gourmet cheesecake boutique selling a variety of personal sized cheesecakes in an assortment of flavors.

CheeseCaked has added imagination and extra love from the generation of family recipes. Healthy eating is a big part of the CheeseCaked brand, which is why we are devoted to creating a variety of options for the weight-conscious customer.

Our intention is to create each skillfully hand-crafted cheesecake to be a unique special indulgence.








CHEESE CAKED

Shawn Brown was born and raised in Los Angeles, California. She is an experienced Baking Industry professional. Shawn is a single mother who has managed to turn many tragedies into triumph. A life-altering tragedy for Shawn happened in February, 1994. Shawn and her sister were hit head-on by a drunk driver who didn't want to wait at a train crossing so he barreled through an intersection into oncoming traffic and plowed into their car, hitting them head on. This man's decision severely injured her sister, caused Shawn to suffer massive head and body injuries knocking her unconscious and killing her ten-week old son, Jakori.

The majority of Shawn's injuries were head an face related and so extensive that the medical team asked her mother for her most recent picture so they could recreate her face.

Through all of this, Brown has always stayed positive and ambitious in hopes of one day fulfulling her life's dream of opening her own bakery, specializing in cheesecakes. Brown currently lives in Conyers, GA with her three amazing children and she is working hard to regain and reclaim the young woman she lost so many years ago. Although her life has been dealt more than its share of bitter tragedies, she is determined to have her children know that one can overcome life's most difficult lessons.

There's a lot of love in her kitchen, where she enjoys baking with her kids, Milan, Jailyn, and Merritt, while teaching them the importance of family, achieving their dreams, entrepreneurship and fine turning her finaly fulfilled passion of opening CheeseCaked.

SOME OF OUR FAVORITES



A few of our creations...

OMG: Our signature cheesecake crowned with brownies, caramel. pecans and whipped cream, hence the name "Oh My Goodness".

Proud Mama: The best of both worlds combining rich peanut butter and chocolate enriched with cheesecake and small chunks of peanut butter cups. Topped with whipped cream and a peanut butter cup.

Mila Pie: Our signature cheesecake surrounds cinnamon apples and a touch of caramel. Topped with a whipped topping.

Hot Flash: Delicious white chocolate signature cheesecake with a raspberry swirl. Topped with whipped topping.

Pretty in Pink: Our most refreshing flavor! Pink lemonade signature cheesecake. Topped with whipped topping.

Key to the City: Our signature cheesecake with the perfect key lime flavor. Topped with whipped topping.

     














OUR PRESS


Sister Circle | Cheesecaked Shake Down with Tiny + Tamika of Xscape | TVONE
60
0:02 / 7:55

Sister Circle: Cheesecaked Shake Down with Tiny + Tameka of Xscape - May 15, 2019


Monster milkshakes on the menu at Cheesecaked in Buckhead
Trending Now
Shawn Brown
Cheesecaked

Good Morning America: The 'Strahan & Sara' milkshake - April 30, 2019

Video: The 'Strahan & Sara' milkshake

WSB-TV Atlanta 2: Monster milkshakes on the menu at Cheesecaked in Buckhead - April 21, 2019


GMA
Mom who founded Atlanta bakery after tragedy surprised with Super Bowl tickets

Good Morning America Spotlight: Mom who founded Atlanta bakery after tragedy surprised with Super Bowl tickets - Feb. 1, 2019


COOKING CHANNEL
SHOWS
CHEFS & HOSTS
RECIPES
VIDEOS
CHRISTMAS CHOWDOWN
EPISODES
ON TV


Instagram

Fox 5 Atlanta: Atlanta baker creates 'sweet' life after tragedy - Feb, 28, 2018

Atlanta baker creates 'sweet' life after tragedy

Additional accolades:

Food Network recently awarded the shop as having the most over-the-top milkshakes in the country -

OUR PRESS


CNN travel
Shawn Brown
Owner, CheeseCaked


CBS46
NEWS WEATHER TRAFFIC INVESTIGATIONS CBS46 CARES PEACHTREETV
55°
Cheesecaked shuts down as owner battles cancer
Ashley Thompson
Most Popular
ARTICLES VIDEOS
Coronavirus strikes in Fulton County, Georgia's first cases
Disturbing video shows group stomping 15-year-old girl on sidewalk
Coronavirus-infected Atlanta teen attended school before showing symptoms
Police searching for bank robber who gave teller a note, got away with cash
A black female-owned company was flooded with hate speech and 1-star reviews after it was featured in a Target commercial
Veteran waiting decades for benefits finally gets traction with help from cbs46
Used car dealership under investigation in Acworth
Washing your hands is still the best prevention
Shawn Brown is no stranger to CBS46 News. The outgoing cheesecake queen is battling stage 3 breast cancer.


COVER STORY
SHAWN BROWN
OWNER, CHEESECAKED CREAMERY & CAFE
STORY: Carly Cooper
52 July/August 2018 | Simply Buckhead


July/August 2018
ISSUE 56 • FREE
SIMPLY buckhead
YOUR GUIDE TO LIVING WELL IN ATLANTA
Rising Stars
THIS YEAR'S ONES TO WATCH
PLUS
GOOD WINE DOESN'T JUST COME IN A BOTTLE
AN AB-CRUNCHING, BUM-TIGHTENING BEACH WORKOUT
SOLD! ATLANTA'S NEWEST AUCTION HOUSE

CHEESE CAKED

Contact Info
Shawn Brown

📞 **(702) 426-9200**   ✉️ **info@cheesecaked.com**

📘 **@cheesecaked**   📷 **@cheesecaked**

🌐 **getcheesecaked.com**   🐦 **@GetCheeseCaked**